SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Pursuant to Section 14(D)(1)
of the Securities Exchange Act of 1934

DADE BEHRING HOLDINGS, INC.
(Name of Subject Company (Issuer))

Belfast Merger Co.
a wholly-owned subsidiary of
Siemens Corporation
an indirect, wholly-owned subsidiary of
SIEMENS AKTIENGESELLSCHAFT
(Name of Filing Persons (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

23342J206
(CUSIP Number of class of securities)

Kevin M. Royer
Siemens Corporation
153 East 53rd Street
New York, New York 10022
(212) 258-4000
(Name, Address and Telephone No. of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

with a copy to:

John A. Healy
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$6,753,554,654	$207,348

*	For purposes of calculating the fee only. Based on the offer to purchase all of the outstanding shares of common stock, together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock, of Dade Behring Holdings, Inc. at a cash purchase price of $77.00 per share. According to Dade Behring Holdings, Inc., as of July 23, 2007, 80,114,870 shares of common stock were issued and outstanding and an additional 7,593,632 shares of common stock were reserved for future issuances pursuant to options, restricted stock units and other similar awards. The amount of the filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934 as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Parties: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO
Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 3. Identity and Background of the Filing Person.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purpose of the Tender Offer and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 8. Interest in Securities of the Subject Company.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
Item 10. Financial Statements.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURE
EXHIBIT INDEX
EX-99.A.1: OFFER TO PURCHASE
EX-99.A.2: FORM OF LETTER OF TRANSMITTAL
EX-99.A.3: FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.A.4: FORM OF GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
EX-99.A.5: FORM OF LETTER TO BROKERS, DEALERS
EX-99.A.6: FORM OF CLIENT LETTER
EX-99.A.7: SUMMARY NEWSPAPER ADVERTISEMENT PUBLISHED IN THE WALL STREET JOURNAL 8/7/07
EX-99.D.2: CONFIDENTIALITY AGREEMENT

SCHEDULE TO

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a).  The name of the subject company is Dade Behring Holdings, Inc., a Delaware corporation (the “Company”), and the address of its principal executive offices is 1717 Deerfield Road, Deerfield, Illinois 60015. The telephone number of the Company is (847) 267-5300.

Regulation M-A Item 1002(b).  This Tender Offer Statement on Schedule TO relates to the commencement by Belfast Merger Co., a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation (“Parent”), which is an indirect, wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany (“Siemens AG”), of its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of the Company, together with the associated rights to purchase shares of Series A Junior Participating Preferred Stock (“Rights”) issued pursuant to the Rights Agreement, dated October 3, 2002, between the Company and Mellon Investor Services LLC, as Rights Agent (the Common Stock and the Rights together being referred to herein as the “Shares”), at a price of $77.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 8, 2007 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the “Offer”). The information set forth in the introduction to the Offer to Purchase (the “Introduction”) is incorporated herein by reference.

Regulation M-A Item 1002(c).  The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in Section 6 in the Offer to Purchase (“Price Range of Shares; Dividends”) and is incorporated herein by reference.

Item 3.	Identity and Background of the Filing Person.

Regulation M-A Item 1003(a), (b), (c).  The information set forth in Section 9 in the Offer to Purchase (“Certain Information Concerning Siemens AG, Parent and Purchaser”) and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)(1)(i)-(viii), (xii).  The information set forth in the Introduction, Section 1 in the Offer to Purchase (“Terms of the Offer; Expiration Date”), Section 2 in the Offer to Purchase (“Acceptance for Payment and Payment for the Shares”), Section 3 in the Offer to Purchase (“Procedure for Accepting the Offer and Tendering Shares”), Section 4 in the Offer to Purchase (“Rights of Withdrawal”), Section 5 in the Offer to Purchase (“Certain Federal Income Tax Consequences of the Offer”) and Section 11 in the Offer to Purchase (“Purpose of the Offer; Plans for the Company; the Merger”) is incorporated herein by reference.

Regulation M-A Item 1004(a)(1)(ix), (x), (xi).  Not applicable.

Regulation M-A Item 1004(a)(2)(i)-(iv), (vii).  The information set forth in the Introduction, Section 1 in the Offer to Purchase (“Terms of the Offer; Expiration Date”), Section 5 in the Offer to Purchase (“Certain Federal Income Tax Consequences of the Offer”), Section 10 in the Offer to Purchase (“Background of the Offer; Contacts with the Company”) and Section 11 in the Offer to Purchase (“Purpose of the Offer; Plans for the Company; the Merger”) is incorporated herein by reference.

Regulation M-A Item 1004(a)(2)(v), (vi).  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a), (b).  The information set forth in Section 10 in the Offer to Purchase (“Background of the Offer; Contacts with the Company”) is incorporated herein by reference.

Item 6.	Purpose of the Tender Offer and Plans or Proposals.

Regulation M-A Item 1006(a), (c)(1), (3-7).  The information set forth in Section 11 in the Offer to Purchase (“Purpose of the Offer; Plans for the Company; the Merger”) is incorporated herein by reference.

Regulation M-A Item 1006(c)(2).  None.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (d).  The information set forth in Section 12 in the Offer to Purchase (“Source and Amount of Funds”) is incorporated herein by reference.

Regulation M-A Item 1007(b).  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008.  The information set forth in the Introduction, Section 8 in the Offer to Purchase (“Certain Information Concerning the Company”), Section 9 in the Offer to Purchase (“Certain Information Concerning Siemens AG, Parent and Purchaser”), Section 11 in the Offer to Purchase (“Purpose of the Offer; Plans for the Company; the Merger”) and Schedule A to the Offer to Purchase is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a).  The information set forth in the Introduction and Section 16 in the Offer to Purchase (“Fees and Expenses”) is incorporated herein by reference.

Item 10.	Financial Statements.

Regulation M-A Item 1010(a), (b).  Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011.  The information set forth in the Form of Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

Item 12.	Exhibits.

As required by Regulation M-A Item 1016(a), (b), (d), (g) and (h), the following are attached as exhibits to this Schedule TO:

(a)(1)	Offer to Purchase, dated August 8, 2007.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on August 8, 2007.

(a)(8)	Press Release issued by Siemens on July 25, 2007 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Siemens AG with the Securities and Exchange Commission on July 25, 2007).

(b)     None.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 26, 2007).

(d)(2)	Confidentiality Agreement, dated May 22, 2007, between Siemens Medical Solutions USA, Inc. and the Company.

(g)     None.

(h)     None.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 8, 2007

BELFAST MERGER CO.

By:	/s/ E. Robert Lupone Name: E. Robert Lupone Title: Authorized Representative

By:	/s/ Kenneth R. Meyers Name: Kenneth R. Meyers Title: Authorized Representative

SIEMENS CORPORATION

By:	/s/ E. Robert Lupone Name: E. Robert Lupone Title: Senior Vice President, General Counsel and Secretary

By:	/s/ Kenneth R. Meyers Name: Kenneth R. Meyers Title: Vice President, Mergers and Acquisitions

SIEMENS AKTIENGESELLSCHAFT

By:	/s/ E. Robert Lupone Name: E. Robert Lupone Title: Authorized Representative

By:	/s/ Kenneth R. Meyers Name: Kenneth R. Meyers Title: Authorized Representative

EXHIBIT INDEX

Exhibit No.

The following are attached as exhibits to this Schedule TO:

(a)(1)	Offer to Purchase, dated August 8, 2007.

(a)(2)	Form of Letter of Transmittal.

(a)(3)	Form of Notice of Guaranteed Delivery.

(a)(4)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)	Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(6)	Form of Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees for their clients.

(a)(7)	Summary newspaper advertisement published in The Wall Street Journal on August 8, 2007.

(a)(8)	Press Release issued by Siemens on July 25, 2007 (incorporated by reference to Exhibit 99.1 filed under cover of Schedule TO by Siemens AG with the Securities and Exchange Commission on July 25, 2007).

(b)	None.

(d)(1)	Agreement and Plan of Merger, dated as of July 25, 2007, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 26, 2007).

(d)(2)	Confidentiality Agreement, dated May 22, 2007, between Siemens Medical Solutions USA, Inc. and the Company.

(g)	None.

(h)	None.